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                                                               Exhibit 99.5

                              DYNATECH CORPORATION

                            4,983,048 COMMON SHARES
                      INITIALLY OFFERED PURSUANT TO RIGHTS
                         DISTRIBUTED TO STOCKHOLDERS OF
                              DYNATECH CORPORATION

Dear Stockholders:

   This letter is being distributed to all holders of record of the common stock (the "Common Stock") of Dynatech Corporation ("Dynatech") as of the close of business on April 20, 2000 (the "Record Date") in connection with a distribution of rights (the "Rights") to acquire additional shares of Common Stock, at a subscription price of $4.00 per share as described in the Prospectus dated June 1, 2000.

   Each record holder of shares of the Common Stock is entitled to receive
0.389 Rights for each share of Common Stock held of record as of the close of business on the Record Date, and to purchase one share of Common Stock for each whole Right received. No fractional Rights have been granted; if a fractional Right would have been calculated for a record holder of our Common Stock as a result of the ratio described above, the number of Rights granted to such holder has been rounded down to the nearest whole Right.

   The following documents are enclosed:

  1.  A Prospectus for this offering;

  2.  A Subscription Warrant evidencing your Rights;

  3.  Instructions regarding the use of your Dynatech Corporation
      Subscription Warrant (including guidelines for certification of your Taxpayer Identification Number on Substitute Form W-9);

  4. A Notice of Guaranteed Delivery for Subscription Warrants issued by Dynatech Corporation; and

  5. A return envelope addressed to Equiserve Trust Company, N.A., the Subscription Agent for this offering.

   Your prompt action is requested. Your Rights will expire at 5:00 P.M., New York City time, on June 19, 2000, unless the subscription period for this offering is extended by Dynatech (the "Expiration Date").

   To exercise your Rights, a properly completed and executed Subscription Warrant (or Notice of Guaranteed Delivery) and payment in full for all of the Rights exercised must be delivered to Equiserve Trust Company, N.A. as indicated in the Prospectus prior to 5:00 P.M., New York City time, on the Expiration Date.

   Additional copies of the enclosed materials may be obtained from Mackenzie Partners, Inc., the Information Agent for this offering, at 156 Fifth Avenue, New York, NY 10010. You may call Mackenzie Partners, Inc. toll free at 1 (800) 322-2885.

                                          Very truly yours,

                                          Dynatech Corporation